# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: PYXUS INTERNATIONAL, INC., CIK 0000939930
CUSIP: 74737V205
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 6001 Hospitality Court, Suite 100, Morrisville, North Carolina (NC), 27560
Date of event which requires filing of this statement: 11/05/2026
Filed by CIK 0001034611
Persons authorized to receive notices and communications: Thomas P. Borger, Co-CEO, Intermarket Corporation, 888 Seventh Avenue, 27th Floor, New York, New York (NY), 10019, (212) 593-1550

## Reporting persons
- INTERMARKET CORP/NY (CIK 0001034611): type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 946,509; sole dispositive power 0; shared dispositive power 946,509; aggregate amount beneficially owned 946,509 (3.8% of the class)
- David B. Forer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 0; shared voting power 1,121,862; sole dispositive power 0; shared dispositive power 1,121,862; aggregate amount beneficially owned 1,121,862 (4.6% of the class)
- Thomas P. Borger: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 0; shared voting power 946,509; sole dispositive power 0; shared dispositive power 946,509; aggregate amount beneficially owned 946,509 (3.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: PYXUS INTERNATIONAL, INC.
Address of issuer's principal executive offices: 6001 Hospitality Court, Suite 100, Morrisville, North Carolina (NC), 27560
Comment:
This initial Statement on Schedule 13D (this "Schedule 13D") is filed jointly by Intermarket Corporation, David B. Forer and Thomas P. Borger with respect to the common stock, no par value, of Pyxus International, Inc.

The Reporting Persons are filing this initial Schedule 13D in connection with their participation in a Section 13(d) group with certain Glendon and Owl Creek (as defined below) reporting persons, as described in Items 4 and 5.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being jointly filed by (1) Intermarket Corporation ("Intermarket"), (2) David B. Forer, and (3) Thomas P. Borger (collectively, the "Reporting Persons").
Residence or business address: The principal business address of the Reporting Persons is 888 Seventh Avenue, 27th Floor, New York, NY 10019.
Present principal occupation or employment: The principal business of Intermarket is investment advisory services. David B. Forer and Thomas P. Borger are each 50% owners and Co-CEOs of Intermarket and jointly control Intermarket.
Criminal convictions in the last five years: During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The citizenship/organization of each Reporting Person is: (1) Intermarket is a New York corporation, and (2) David B. Forer is a United States citizen, and (3) Thomas P. Borger is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 6 is incorporated herein by reference. The shares of Common Stock reported herein were acquired by investment funds and accounts managed by Intermarket and/or by the individual Reporting Persons, as applicable, using investment capital or personal funds, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Exchange Transactions
As described in the Current Report on Form 8-K filed by the Issuer with the SEC on November 5, 2026 (the "Current Report"), which is incorporated by reference into this Item 4, the Issuer and its subsidiaries, Pyxus Parent, Inc. ("Pyxus Parent") and Pyxus Holdings, Inc. ("Pyxus Holdings" and, together with the Issuer and Pyxus Parent, the "Holding Companies"), intend to commence certain exchange transactions (the "Exchange Transactions") with respect to certain outstanding term loans (the "Term Loans") and the outstanding 8.5% senior secured first lien notes (the "Existing Notes" and together with the Term Loans, the "Existing Debt") that are held by certain creditors, including the 13D Group. In connection with the Exchange Transactions:

Eligible holders of the Existing Notes will be offered the opportunity to exchange all of their Existing Notes, pursuant to an exchange offer to be conducted by Pyxus Holdings and the Issuer (the "Notes Exchange Offer"), for (i) $344.37 in value of the Issuer's Common Stock at a price of $3.25 per share; and (ii) $675.90 in aggregate principal amount of new senior secured notes due December 31, 2031 to be issued by Pyxus Holdings (the "New Exchange Notes"), in each case, per $1,000 aggregate principal amount of the Existing Notes validly tendered and accepted at or prior to the expiration date of the Notes Exchange Offer; and

Each holder of the Term Loans will be offered the opportunity to sell or exchange all of its Term Loans to the Issuer in exchanges, open market purchases, privately negotiated transactions or such other means as the Holding Companies deem appropriate for consideration, depending on the specific Term Loans held, equal to either (i) $344.37 in value of the Issuer's Common Stock at a price of $3.25 per share and $675.90 in aggregate principal amount of New Exchange Notes, or (ii) $344.37 in cash consideration and $679.41 in aggregate principal amount of New Exchange Notes (the "Term Loan Exchange Offer" and together with the Notes Exchange Offer, the "Debt Exchanges"), in each case, with respect to each $1,000 aggregate principal amount of existing Term Loans that is tendered and accepted for exchange.

The terms described above are subject to the satisfaction of certain conditions, including execution and delivery of definitive documentation with respect to the Exchange Transactions and the Equity Offering (as defined below), and receipt of all necessary consents to the consummation of the Exchange Transactions.

In connection with, and upon commencement of, the Debt Exchanges, the Issuer intends to solicit consents from holders of the Term Loans and Existing Notes, including the Supporting Holders (as defined below), to amend the credit agreements for the Term Loans, the indenture for the Existing Notes and their related intercreditor and security documents (collectively, the "Debt Agreements") as necessary to, among other things, (i) eliminate most of the restrictive covenants and certain of the affirmative covenants in the Debt Agreements, (ii) eliminate the change of control repurchase obligation in the Existing Notes indenture, (iii) subordinate in right of payment the Term Loans and Existing Notes and guarantees thereof to the Issuer's existing and future senior unsubordinated indebtedness, including the New Exchange Notes and the ABL credit agreement, (iv) eliminate certain events of default, (v) approve the Exchange Transactions and the Equity Offering (as defined below), and (vi) assuming the Supporting Holders (as defined below) and other holders of the Existing Notes collectively hold two-thirds of the aggregate principal thereof, release all of the collateral securing the Existing Notes.
The foregoing summary of the Exchange Transactions is not intended to be complete and is qualified in its entirety by reference to the full text of the Issuer's Current Report, which is incorporated herein by reference.

Equity Offering

Following commencement of the Debt Exchanges, the Issuer has agreed to offer to qualified holders of the Existing Notes and Term Loans (including the Supporting Holders) and certain other existing equity investors the opportunity to participate in a private, fully-committed $85,000,000 equity offering (the "Equity Offering") on a pro rata basis based on the sum of total eligible debt holdings and the value of Common Stock held by the participants as of the date of commencement of the Equity Offering, at a subscription price of $2.50 per share (the "Subscription Price") (with half of the Common Stock offered in the Equity Offering being reserved for the Backstop Parties). Proceeds of the Equity Offering will be used, among other things, to fund the cash consideration of the Term Loan Exchange Offer and to pay transaction fees and expenses. The Common Stock issued in the Equity Offering will be issued in a private placement without registration rights.

The foregoing summary of the Equity Offering is not intended to be complete and is qualified in its entirety by reference to the full text of the Issuer's Current Report, which is incorporated herein by reference.

Transaction Support Agreement

On November 5, 2026, the Holding Companies entered into a transaction support agreement (the "Support Agreement"), with a group of creditors, including Glendon Capital Management, L.P. ("GCM"), Intermarket Corporation ("Intermarket"), Owl Creek Asset Management, L.P. ("Owl Creek" and collectively with GCM and Intermarket, the "Supporting Holders"), on behalf of certain funds managed by them, including G1 and G2, and/or certain of their advisory clients, as applicable. In the Support Agreement, the parties agreed to each of the following:

Support of the Exchange Transactions and Equity Offering. Each Supporting Holder committed to support, and use commercially reasonable efforts to take all actions necessary or reasonably requested to facilitate, the consummation of the Exchange Transactions and the Equity Offering in accordance with the terms, conditions and applicable deadlines set forth in the Support Agreement, and to negotiate in good faith to finalize the documents and agreements effectuating the Exchange Transactions and the Equity Offering.

Participation in the Exchange Transaction and Equity Offering. Each Supporting Holder agreed to exchange or tender all of its Existing Debt in the applicable Debt Exchange, deliver the related consents and not withdraw its Existing Debt, vote its Common Stock in favor of the amendment and restatement of the Shareholders Agreement (as described in Item 6 below), and agree to customary mutual releases.

Backstop of the Equity Offering. Certain of the Supporting Holders (in such capacity, the "Backstop Parties") entered into a backstop purchase agreement, dated as of the same date of the Transaction Support Agreement (the "Backstop Purchase Agreement"), pursuant to which the Backstop Parties will, subject to certain terms and conditions, backstop $37,500,000 of the Equity Offering. In consideration for such commitment, the Backstop Parties will receive, on the closing date of the Exchange Transactions, a premium of $8,375,000 payable in shares of Common Stock at the Subscription Price. Certain of the Backstop Parties may also receive (i) an early signing payment of $8,000,000 payable in shares of Common Stock at the Subscription Price if they executed the Support Agreement on or prior to its effective date, and (ii) an additional premium of $6,000,000 payable in shares of Common Stock at the Subscription Price.

Intermarket, on behalf of certain funds and accounts managed by it, has committed under the Backstop Purchase Agreement to purchase shares of Common Stock for an aggregate maximum purchase price of $15,044,411.40, consisting of direct allocation purchase commitments and backstop purchase commitments, at a purchase price of $2.50 per share. Such aggregate commitment represents a maximum of approximately 6,017,764 shares of Common Stock, subject to rounding and the terms and conditions of the Backstop Purchase Agreement. The obligations to acquire such shares are conditioned upon consummation of the Debt Exchanges, which are subject to various conditions, including a minimum participation condition.

Transfer Restrictions. Each Supporting Holder agreed to restrictions on the transfer of their Existing Debt and Common Stock except pursuant to the terms of transfer specified in the Support Agreement.

Termination. The Support Agreement will terminate as to all parties upon the earliest of (i) the consummation of the Exchange Transactions and the Equity Offering, (ii) mutual written consent of Pyxus Holdings and the Supporting Holders holding a majority in aggregate principal interest of their Existing Debt ("Majority Supporting Holders"), (iii) 90 days after the effective date of the Support Agreement (the "Expiration Date"), if the Exchange Transactions and the Equity Offering have not been consummated, unless otherwise waived by Pyxus Holdings and the Majority Supporting Holders, (iv) written notice of a material breach by a Holding Company or Supporting Holder (as applicable) of its covenants, representations and warranties that (if capable of cure) is not cured within ten business days after notice, (v) written notice by the Issuer or the Majority Supporting Holders (as applicable) that any condition to the consummation of the Exchange Transactions has become impossible to satisfy or waive prior to the Expiration Date, (vi) the termination of the Backstop Purchase Agreement, (vii) the commencement of insolvency proceedings by or against certain of the Holding Companies and their subsidiaries (subject to specified grace periods) and (viii) written notice by the Issuer to the counsel of the Supporting Holders that, upon the advice of outside counsel, its continued performance under the Support Agreement would be inconsistent with its applicable fiduciary duties. The Support Agreement will terminate as to any Supporting Holder upon written notice by the Issuer of a material breach by such Supporting Holder of its covenants, representations and warranties that (if capable of cure) is not cured within ten business days after notice. The Majority Supporting Holders may also terminate the Support Agreement as to all parties upon the public announcement by a Holding Company of its intention to pursue an alternative transaction, the issuance of a final, non-appealable order enjoining the consummation of a material portion of the Exchange Transactions, or the adjudication of a Holding Company as bankrupt or insolvent.

The foregoing descriptions of the Support Agreement and Backstop Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Support Agreement and Backstop Purchase Agreement which are identified in Item 7 as Exhibits 99.2 and 99.4, respectively and incorporated herein by reference. The Support Agreement and Backstop Purchase Agreement have been included to provide investors with information regarding their terms. It is not intended to provide any other factual information about the Reporting Persons, the 13D Group, the Issuer or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Support Agreement and/or Backstop Purchase Agreement were made only for purposes thereof and as of specific dates, were solely for the benefit of the parties thereto, may be subject to limitations agreed upon by the parties, and may be subject to standards of materiality applicable to the parties that differ from those applicable to other investors in the Issuer. Investors in the Issuer are not third-party beneficiaries under the Support Agreement or Backstop Purchase Agreement and should not rely on the representations, warranties and covenants therein or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Support Agreement and Backstop Purchase Agreement, which subsequent information may or may not be fully reflected in the Issuer's public disclosures.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
"Group" Status

As a result of entering into the Support Agreement to support the Exchange Transactions and participate in the Equity Offering of the Issuer, the Reporting Persons (for this purpose, the "Intermarket Members") have formed a "group" for purposes of Section 13(d)(3) of the Act and the rules promulgated thereunder because of their agreement to vote and acquire shares of Common Stock together. The members of this group, in addition to the Intermarket Members, are Owl Creek and its managing member, Jeffrey A. Altman (collectively, the "Owl Creek Members"), and GCM, Holly Kim Olson, Glendon Opportunities Fund, L.P. and Glendon Opportunities Fund II, L.P. (collectively, the "Glendon Members" and collectively with the Intermarket Members and the Owl Creek Members, the "13D Group").
Each of the Owl Creek Members as of the date of this Schedule 13D beneficially owns more than 5% of the Issuer's Common Stock through their voting and dispositive power over the shares of Common Stock held by certain funds managed by Owl Creek. The Owl Creek Members periodically have previously made filings on Form 4 and Schedule 13G to report their ownership of, and transactions in, the Common Stock.

Each of the Glendon Members as of the date of this Schedule 13D also beneficially owns more than 5% of the Issuer's Common Stock through their voting and dispositive power over the shares of Common Stock held by certain funds managed by Glendon. The Glendon Members periodically have previously made filings on Form 4 and Schedule 13D to report their ownership of, and transactions in, the Common Stock.

The Reporting Persons understand that the 13D Group beneficially owns in the aggregate 12,879,829 shares of Common Stock, representing approximately 52.3% of the 24,607,791 shares outstanding as of July 31, 2026 reported in the Issuer's Form 10-Q filed August 5, 2026.

None of the Intermarket Members have the ability to direct the acquisition, disposition or voting of the securities held by the Owl Creek Members or the Glendon Members, and neither the Owl Creek Members nor the Glendon Members have the ability to direct the acquisition, disposition or voting of the securities held by the Intermarket Members. The Intermarket Members do not admit that they are the beneficial owner of the shares of Common Stock owned by any other member of the 13D Group for purposes of sections 13(d) or 13(g) of the Act, nor shall the disclosure of such shares in this Schedule 13D be deemed an admission of beneficial ownership for any other purpose.

Aggregate Amount and Percentage

Intermarket may be deemed to beneficially own 946,509 shares of Common Stock, or approximately 3.8% of the shares outstanding. David B. Forer may be deemed to beneficially own 1,121,862 shares of Common Stock, or approximately 4.6% of the shares outstanding. Thomas P. Borger may be deemed to beneficially own 946,509 shares of Common Stock, or approximately 3.8% of the shares outstanding.

The shares of Common Stock that may be acquired pursuant to the direct allocation and backstop purchase commitments under the Backstop Purchase Agreement are not included in the beneficial ownership amounts reported herein because the obligations to acquire such shares are conditioned upon consummation of the Debt Exchanges, which are subject to various conditions, including a minimum participation condition.
Number of shares as to which each person has sole or shared power to vote or dispose: Intermarket reports sole voting power of 0 shares, shared voting power of 946,509 shares, sole dispositive power of 0 shares and shared dispositive power of 946,509 shares. Mr. Forer reports sole voting power of 0 shares, shared voting power of 1,121,862 shares, sole dispositive power of 0 shares and shared dispositive power of 1,121,862 shares. Mr. Borger reports sole voting power of 0 shares, shared voting power of 946,509 shares, sole dispositive power of 0 shares and shared dispositive power of 946,509 shares.
Transactions in the class effected during the past sixty days: No reportable transactions were effected by any Reporting Person during the preceding 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5, including the description of the Support Agreement and Backstop Purchase Agreement, is incorporated by reference into this Item 6.

Amendment and Waiver to Shareholders Agreement
On November 5, 2026, the Issuer entered into an Amendment and Waiver to Shareholders Agreement with GCM, Owl Creek, Intermarket and another significant investor in the Issuer, which amended and waived certain provisions of the Shareholders Agreement so that the preemptive and notice rights of the investors thereunder and certain other governance terms provided therein are consistent with the Support Agreement and Backstop Purchase Agreement in connection with the Exchange Transactions and Equity Offering.

Pursuant to Rule 13d-1(k)(1) under the Exchange Act, the Reporting Persons have agreed to file this initial Schedule 13D jointly. Their Joint Filing Agreement is filed herewith as Exhibit 99.1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement between Intermarket Corporation, David B. Forer and Thomas P. Borger.

Exhibit 99.2 - Transaction Support Agreement, dated as of November 5, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K/A filed November 6, 2026).

Exhibit 99.3 - Amendment and Waiver to Shareholders Agreement, dated November 5, 2026 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed November 5, 2026).

Exhibit 99.4 - Backstop Purchase Agreement, dated as of November 5, 2026, by and among Pyxus International, Inc. and the commitment parties named therein (incorporated by reference to Exhibit 9 to Amendment No. 4 to Schedule 13D filed on November 9, 2026, SEC Accession No. 0001104659-26-124481).

## Signatures
- INTERMARKET CORP/NY: /s/ Thomas P. Borger, Co-CEO (11/13/2026)
- David B. Forer: /s/ David B. Forer, David B. Forer (11/12/2026)
- Thomas P. Borger: /s/ Thomas P. Borger, Thomas P. Borger (11/12/2026)